

February 6, 2025

Amihay Hadad
Chief Executive Officer
Viewbix Inc.
3 Hanehoshet St.
Building B, 7th floor,
Tel Aviv, Israel 5268104

> **Re: Viewbix Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 25, 2024**
> **Form 10-Q for the Quarter Ended September 30, 2024**
> **Filed November 19, 2024**
> **File No. 000-15746**

Dear Amihay Hadad:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology